Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

July 17, 2013

VIA EDGAR TRANSMISSION

Mr. Vincent Di Stefano

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hatteras Core Alternatives Fund, L.P. (File Nos. 333-176623; 811-21685);

Hatteras Core Alternatives TEI Fund, L.P. (File Nos. 333-176624; 811-21665);

Hatteras Core Alternatives Institutional Fund, L.P (File Nos. 333-176639; 811-21986); and

Hatteras Core Alternatives TEI Institutional Fund, L.P. (File Nos. 333-176625; 811-21985)

(collectively, the “Funds” or the “Registrant”)

Dear Mr. Di Stefano:

Set forth below are our responses to your comments on the Funds’ Registration Statements on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (collectively, the “Registration Statements”). Page and/or section references are to the Registration Statements as filed with the Securities and Exchange Commission (the “Commission”) on June 3, 2013. Capitalized terms not otherwise defined herein have the meaning set forth in the Registration Statements.

1. In the Registration Statements’ introductory pages, set forth the Funds’ risks associated with illiquidity in bold font, utilizing bullet points and model disclosure found in another registrant’s recent similar filing with the Commission.

The Registrant agrees to make the following disclosure:

“Units are an illiquid investment.

•	You should generally not expect to be able to sell your Units (other than through the repurchase process).

•	If you are permitted to sell your Units to a third party rather than through the repurchase process, you may receive less than your purchase price.

•	We do not intend to list our Units on any securities exchange and we do not expect a secondary market in the Units to develop.

•	You should consider that you may not have access to the money you invest for a period of time.

•	An investment in our Units is not suitable for you if you need immediate access to the money you invest.

•	Because you will be unable to sell your Units or have them repurchased immediately, you may find it difficult to reduce your exposure on a timely basis during a market downturn.”

2. In the disclosure above each Registration Statement’s Expenses Example, update the yield-to-maturity of the 90 day U.S. Treasury Bill as of a more recent date than December 31, 2012.

The dates in the Registration Statements are correct. The Registrant’s Investment Co-Management Agreement dated March 28, 2013 (a copy of which is on file with the Commission as exhibit (g)(1) to each Fund’s June 3, 2013 filing) states that, for each Fund, “the general partner of the Fund, [Hatteras Investment Management, LLC], is entitled to receive a performance allocation or fee equal to 10% of the excess of new net profits of the limited partner interests of the Fund (calculated and accrued monthly and payable annually and calculated separately for each fund that serves as a feeder fund to the Fund) over the yield-to-maturity of the 90 day U.S. Treasury Bill as reported by the Wall Street Journal for the last business day of the preceding calendar year of the Fund” (emphasis added). The last business day of the preceding calendar year of each Fund is currently December 31, 2012, making that date the appropriate reference point for determining the yield-to-maturity of the 90 day U.S. Treasury Bill to be used in each Fund’s Expense Example.

3. Explain whether discussions of “Industry Concentration Risk” are appropriate in the Registration Statements, given each Fund’s fundamental investment restriction that the Fund will not “[i]nvest 25% or more of the value of its total assets in private investment funds (‘Adviser Funds’) that, in the aggregate, have investment programs that focus on investing in any single industry.”

The Registrant believes that discussions of “Industry Concentration Risk,” as described in the Registration Statements’ “Risk Factors” disclosures, are appropriate despite the fundamental investment restriction described above because the Funds may not be able to determine at any given time whether or the extent to which Adviser Funds, in the aggregate, have invested 25% or more of their combined assets in any particular industry. Although the Funds do not believe it is likely to occur given the nature of their investment program, it is possible that, at any given time, the assets of Adviser Funds in which the Master Fund has invested will, in the aggregate, be invested in a single industry or group of related industries constituting 25% or more of the value of their combined total assets.

The Registrant will clarify—under each Registration Statement’s “Fundamental Policies” section—that for the purposes of the listed fundamental investment restrictions, no Fund will “invest 25% or more of its assets in an Adviser Fund that it knows concentrates its assets in a single industry.”

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statements. The Registrant further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statements may not foreclose the Commission from taking any action with respect to the Registration Statements. The Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2902 or, in my absence, to Josh Deringer at (215) 988-2959.

Very truly yours,

/s/ John P. Foley

John P. Foley

cc:	J. Michael Fields, Hatteras Funds

Joshua B. Deringer, Esq.